SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AXS-ONE INC.

(Name of Subject Company (Issuer))

AXS-ONE INC.

(Name of Filing Person (Offeror))

OPTIONS UNDER AXS-ONE INC. 1995 STOCK OPTION PLAN, 1998 STOCK OPTION PLAN AND 2005 STOCK INCENTIVE PLAN

TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,

HELD BY CERTAIN EMPLOYEE OPTION HOLDERS

(Title of Class of Securities)

002458 10 7

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

William P. Lyons

Chairman of the Board and Chief Executive Officer

AXS-One Inc.

301 Route 17 North

Rutherford, New Jersey 07070

(201) 935-3400

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Michael Grundei

Wiggin & Dana LLP

400 Atlantic Street

Stamford, Connecticut 06901

(203) 363-7600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$4,970,063	$195.33
*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,354,667 shares of common stock of AXS-One Inc. having an aggregate value of $4,970,063 as of February 1, 2008 will be exchanged pursuant to this offer. The aggregate value of such options was calculated by multiplying the number of shares issuable upon exercise of each applicable option by the exercise price of such option.

**

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 (prorated for amounts less than $1,000,000) of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$195.33
Form or Registration No.:	Schedule TO
Filing party:	AXS-One Inc.
Date filed:	February 1, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 1, 2008. The information in the Offer to Exchange, dated February 1, 2008, as supplemented (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference in response to all required Items except as set forth below.

Item 7(d)	Borrowed Funds.

Not applicable.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations of Recommendations.
Not applicable.
Item 10.	Financial Statements.
(a)	Financial Information.

The information set forth in Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 23, 2007, and the information set forth on pages 3 through 17 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007, are each incorporated herein by reference.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information
(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

(a)	(1)(A) Offer to Exchange, dated February 1, 2008.
(1)(B) Form of Letter of Transmittal.
(1)(C) Form of Notice to Withdraw Tender.
(1)(D) Form of Letter to Eligible Option Holders.
(1)(E) Form of Letter to Tendering Option Holders.
(1)(F) AXS-One Inc. Annual Report on Form 10-K for its fiscal year ended December31, 2006, filed with the Securities and Exchange Commission on March 23, 2007 and incorporated herein by reference.

(1)(G) AXS-One Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 19, 2007 and incorporated herein by reference.

(1)(H) Form of Letter to Eligible Option Holders dated February 11, 2008
(1)(I) Supplement to Offer to Exchange, dated February 11, 2008

(b)	Not applicable.
(d)	(1) AXS-One Inc. 1998 Stock Option Plan.
(2) Form of Option Agreement Pursuant to the AXS-One Inc. 1998 Stock Option Plan.
(3) AXS-One Inc. 2005 Stock Incentive Plan
(4) Form of Option Agreement Pursuant to the AXS-One Inc. 2005 Stock Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.
Item 13.	Information Required by Schedule 13E-3
(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

AXS-One Inc.

By:	/s/ Joseph P. Dwyer
Joseph P. Dwyer Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

Date: February 11, 2008

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)*	Offer to Exchange, dated February 1, 2008.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice to Withdraw Tender.
(a)(1)(D)*	Form of Letter to Eligible Option Holders.
(a)(1)(E)*	Form of Letter to Tendering Option Holders.
(a)(1)(F)	AXS-One Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 23, 2007 and incorporated herein by reference.
(a)(1)(G)	AXS-One Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2007, filed with the Securities and Exchange Commission on November 19, 2007 and incorporated herein by reference.
(a)(1)(H)	Form of Letter to Eligible Option Holders dated February 11, 2008.
(a)(1)(I)	Supplement to Offer to Exchange, dated February 11, 2008.
(d)(1)*	AXS-One Inc. 1998 Stock Option Plan.
(d)(2)*	Form of Option Agreement Pursuant to the AXS-One Inc. 1998 Stock Option Plan.
(d)(3)*	AXS-One Inc. 2005 Stock Incentive Plan
(d)(4)*	Form of Option Agreement Pursuant to the AXS-One Inc. 2005 Stock Incentive Plan.

* Previously Filed.

Exhibit (a)(1)(H)

AXS-ONE INC.

301 Route 17 North

Rutherford, New Jersey 07070

Phone: (201) 935-3400

Fax: (201) 935-5431

February 11, 2008

TO EMPLOYEES HOLDING OPTIONS TO PURCHASE AXS-ONE INC. COMMON STOCK:

Re:	Option Exchange Program – Additional Important Information

If you are considering participation in our option exchange program through our Offer to Exchange dated February 1, 2008, please review the following information together with the Supplement to Offer to Exchange dated February 11, 2008 being provided together with this letter.

The Supplement contains important information regarding AXS-One and the option exchange offer, including (1) certain summary financial information of AXS-One Inc., (2) a new Section 6 (“Conditions to Offer”) containing a more limited set of conditions under with the offer may be terminated, and (3) additional information regarding participation in the offering by our executive officers. This information, which supplements and revises information in the Offer to Exchange dated February 1, 2008, may be relevant to your decision on whether to participate in the option exchange.

In addition, you may have noted that the Letter of Transmittal in connection with the Offer to Exchange says that you have read and understood the terms of the offer to exchange. You are not actually required to read and understand all of the terms of the offer in order to participate in the offer, and we will give no effect to language in any Letter of Transmittal that represents that you have read and understood the terms of the offer. Of course, it is still necessary to follow the procedures described in the offer, and we continue to recommend that you carefully read all materials you receive in connection with the offer.

Furthermore, we wish to confirm and advise you that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please note that revised Section 6 contained in the Supplement contains revised information regarding the conditions to the offer.

Finally, the Offer to Exchange refers in Section 17 to forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We wish to clarify that the safe harbor provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with this offer.

If you have any questions about the offer, please call Joseph Dwyer at (201) 935-3400.

Sincerely,
/s/ William P. Lyons
William P. Lyons Chairman of the Board and Chief Executive Officer

Enclosure

Exhibit (a)(1)(I)

AXS-ONE INC.

SUPPLEMENT DATED FEBRUARY 11, 2008

TO

OFFER TO EXCHANGE ALL OUTSTANDING OPTIONS UNDER THE

AXS-ONE INC. 1995 STOCK OPTION PLAN,

AXS-ONE INC. 1998 STOCK OPTION PLAN AND

AXS-ONE INC. 2005 STOCK INCENTIVE PLAN

TO PURCHASE COMMON STOCK

HELD BY CERTAIN EMPLOYEE OPTION HOLDERS

_______________

The offer and withdrawal rights expire

at 5:00 p.m., New York time, on March 3, 2008

unless the offer is extended.

_______________

As specifically noted, this Supplement is provided to revise and supplement some of the information provided in the Offer to Exchange dated February 1, 2008.

A. The Offer to Exchange section entitled “The Offer – 6. Conditions of the Offer” is deleted in its entirety and replaced with the following:

6. Conditions of the Offer.

Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange (in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act), if, at any time on or after February 1, 2008 and prior to the expiration date, any of the following events has occurred, and the occurrence of such event or events makes it inadvisable, in our reasonable judgment, for us to proceed with the offer or with the acceptance and cancellation of options tendered for exchange:

(a) there shall have been instituted or be pending any action or proceeding by or before any government or governmental, regulatory or administrative agency, authority or tribunal that challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer or the issuance of new options;

(b) there shall have been any action taken or pending, or approval withheld, or any statute, rule, regulation, judgment, order or injunction sought, promulgated, enacted, entered, amended, enforced or applicable to the offer or us or any of our subsidiaries, by or before any court or any authority, agency or tribunal that would:

(1) make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer;

(2) delay or restrict our ability, or render us unable, to accept for exchange, or issue new options for, some or all of the tendered options; or

(3) materially impair the contemplated benefits of the offer to us;

(c) there shall have occurred:

(1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

(2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

(3) the commencement of a war, armed hostilities or other international or national crisis involving the United States;

(4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on the extension of credit by banks or other lending institutions in the United States; or

(5) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof;

(d) a tender or exchange offer with respect to some or all of our capital stock, or a merger or acquisition proposal for our company, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed.

The conditions to the offer are for our benefit. We may assert them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons.

B. The following information is added to the Offer to Exchange section entitled “The Offer – 10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”:

10. Interests of Directors and Officers; Transactions and Arrangements Concerning the Options.

We currently have three executive officers. William P. Lyons, our Chairman and Chief Executive Officer holds options to purchase 900,000 shares of AXS-One common stock (23.5% of our outstanding stock options). However, Mr. Lyons is a member of our Board of Directors and is therefore not eligible to participate in this offer. Mr. Joseph Dwyer, our Executive Vice President and Chief Financial Officer holds options to purchase 300,000 shares of AXS-One common stock (7.9% of our outstanding stock options). Mr. Philip Rugani, our Executive Vice President – Field Operations does not hold any options to purchase AXS-One common stock.

Certain of our non-employee directors hold options to purchase AXS-One common stock (Anthony Bloom – 50,000 shares (1.3% of our outstanding stock options); Daniel Burch – 120,000 shares

(3.1% of our outstanding stock options); Harold Copperman – 50,000 shares (1.3% of our outstanding stock options); Robert Migliorino – 153,000 shares (4.0% of our outstanding stock options); Allan Weingarten – 110,000 shares (2.9% of our outstanding stock options)). However, they are not employees and are therefore not eligible to participate in the offer.

C. The following Summary Financial Information of AXS-One is hereby provided, except that ratio of earnings to fixed charges is omitted since the company did not have net income from continuing operations during the applicable periods:

AXS-ONE INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2006	December 31, 2005 (*)
ASSETS
Current assets:
Cash and cash equivalents	$7,492	$3,613
Accounts receivable, net of allowance for doubtful accounts	2,258	5,153
Prepaid expenses and other current assets	1,262	775
Total current assets	11,012	9,541
Equipment and leasehold improvements, net of accumulated depreciation	419	395
Capitalized software development costs, net of accumulated amortization	—	1,038
Other assets	102	92
Total assets	$11,533	$11,066
LIABILITIES AND STOCKHOLDERS’ EARNINGS (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$4,503	$4,843
Bank debt	—	—
Due to joint venture	—	52
Deferred revenue	2,594	8,224
Liabilities held for sale	981	—
Total current liabilities	8,078	13,119
Long-term deferred revenue	44	63
Stockholders’ equity (deficit)	3,411	(2,116)
Total liabilities and stockholders’ equity (deficit)	$11,533	$11,066
(*)	The 2005 balance sheet includes both RCM and Enterprise Financials business segments

AXS-ONE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Twelve Months Ended December 31,
	2006	2005
Revenues:
License fees	$2,432	$4,109
Services	7,864	7,179
Total revenues	10,296	11,288
Operating expenses:
Cost of license fees	1,181	1,081
Cost of services	8,219	6,837
Sales and marketing	9,623	7,425
Research and development	6,454	5,978
General and administrative	4,649	4,360
Restructuring costs and other costs	432	322
Total operating expenses	30,558	26,003
Operating loss	(20,262)	(14,715)
Other income (expense):
Interest income	229	156
Interest expense	(149)	(44)
Other income (expense), net	567	(483)
Total other income (expense), net	647	(371)
Loss before income taxes	(19,615)	(15,086)
Income tax benefit	—	25
Loss from continuing operations	(19,615)	(15,061)
Income from discontinued operations:
Income from discontinued operations net of tax provision of $ - for all periods	7,875	6,063
Gain on sale of discontinued operations net of tax provision of $ 200 for 2006 and $ - for 2005	17,241	—
Net income (loss)	$5,501	$(8,998)
Basic & diluted net income (loss) per common share:
(Loss) from continuing operations	$(0.57)	$(0.47)
Income from discontinued operations	$0.23	$0.19
Gain on sale of discontinued operations	$0.50	$—
Net income (loss)	$0.16	$(0.28)
Weighted average basic & diluted common shares outstanding	34,405	31,629

AXS-ONE INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 30, 2007	December 31, 2006
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$2,505	$7,492
Accounts receivable, net of allowance for doubtful accounts	1,672	2,258
Prepaid expenses and other current assets	875	1,262
Total current assets	5,052	11,012
Equipment and leasehold improvements, net of accumulated depreciation	306	419
Other assets	259	102
Total assets	$5,617	$11,533
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$4,407	$4,503
Deferred revenue	2,579	2,594
Liabilities from discontinued operations	—	981
Total current liabilities	6,986	8,078
Long-term convertible debt, net of discount	4,211	—
Long-term deferred revenue	26	44
Other long-term liabilities	292	—
Total long-term liabilities	4,529	44
Stockholders' equity (deficit)	(5,898)	3,411
Total liabilities and stockholders' equity	$5,617	$11,533

AXS-ONE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues:
License fees	$544	$476	$2,845	$1,736
Services	1,950	1,757	5,861	6,025
Total revenues	2,494	2,233	8,706	7,761
Operating expenses:
Cost of license fees	126	257	371	892
Cost of services	1,381	2,195	4,212	6,336
Sales and marketing	2,047	2,292	6,106	7,261
Research and development	2,200	1,610	5,380	4,884
General and administrative	1,038	1,042	3,299	3,494
Total operating expenses	6,792	7,396	19,368	22,867
Operating loss	(4,298)	(5,163)	(10,662)	(15,106)
Other income (expense):
Interest income	46	17	160	156
Interest expense	(203)	(41)	(323)	(97)
Other income (expense), net	(82)	20	(30)	22
Total other income (expense), net	(239)	(4)	(193)	81
Loss before income taxes	(4,537)	(5,167)	(10,855)	(15,025)
Income tax provision	39	—	39	—
Loss from continuing operations	(4,576)	(5,167)	(10,894)	(15,025)
Income from discontinued operations net of tax provision of $ - for all periods	—	2,327	—	6,951
Net loss	$(4,576)	$(2,840)	$(10,894)	$(8,074)
Basic & diluted net loss per common share:
Loss from continuing operations	$(0.13)	$(0.15)	$(0.31)	$(0.44)
Income from discontinued operations	—	0.07	$—	$0.21
Net loss	$(0.13)	$(0.08)	$(0.31)	$(0.23)
Weighted average basic & diluted common shares outstanding	35,038	34,487	34,885	34,364

Book value per share as of September 30, 2007 $(15.71)